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                                                                    EXHIBIT 99.2
                              CONSULTING AGREEMENT


         Agreement made as of September __, 1996 between ELDEC CORPORATION, a Washington corporation with offices at 16700 - 13th Avenue West, P.O. Box 100, Lynnwood, Washington 98046-0100 (referred to in this Agreement as "ELDEC") and Peter H. van Oppen, 5384 Butterworth Road, Mercer Island, Washington 98040 (referred to in this Agreement as "Consultant").

         WHEREAS, CRANE CO. ("CRANE"), a Delaware corporation and the parent company of ELDEC, has entered into an Agreement and Plan of Merger dated as of July 1, 1996 (the "Merger Agreement") with Interpoint Corporation, a Washington corporation ("Interpoint"), pursuant to which it will acquire the microelectronics business of Interpoint;

         WHEREAS, Consultant has served as the Chairman and Chief Executive Officer of Interpoint for more than five years;

         WHEREAS, as contemplated by the Merger Agreement, Interpoint will spinoff to its stockholders its Applied Digital Information Corporation subsidiary ("ADIC"), and Consultant will become Chairman and Chief Executive Officer of ADIC; and

         WHEREAS, ELDEC desires to retain Consultant to provide advice and assistance in connection with the transition of the microelectronics business of Interpoint to CRANE ownership as a sister corporation of ELDEC;

         NOW, THEREFORE, in consideration of the mutual promises described below, the parties agree as follows:

1.       STATEMENT OF WORK

         Subject to the terms and conditions set forth below, ELDEC engages the Consultant to provide advice and assistance as requested by the President of ELDEC relating to the acquisition of the microelectronics business of Interpoint by CRANE, including without limitation the following tasks:

         a.       Employee education and discussion.

         b.       Microelectronics business review and analysis.

         c.       Integration opportunity identification and evaluation.

         d.       Key customer visits and discussions.

         e.       Key supplier visits and discussions.
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         Consultant will be available for up to five days per month during the term hereof at times to be mutually agreed.

2.       TERM

         The services called for under this Agreement will begin on October 31, 1996 and terminate on April 30, 1997 unless terminated earlier under Paragraph 10.

3.       CONSIDERATION AND PAYMENT

         As consideration for such services, ELDEC will pay the Consultant a fee of $150,000 payable in three installments of $50,000 each. The first payment will be made on October 31, 1996, the second on January 31, 1997 and the third on April 30, 1997. In addition, ELDEC will reimburse Consultant for any authorized expenditures for travel expenses in accordance with standard ELDEC policies.

         The parties acknowledge that Consultant will cease to be an employee of Interpoint immediately following the time at which the merger contemplated in the Merger Agreement is effective (the "Effective Time"), and that Consultant will (i) be entitled to receive from Interpoint (or its successor), at the time of his termination of employment with Interpoint, payment (based upon his salary in effect immediately prior to such termination) for any vacation time that he has accrued, but not used, as of the Effective Time, and (ii) be entitled to continued insurance coverages through the end of the month in which his employment with Interpoint terminates. The parties further acknowledge that, notwithstanding the foregoing, for purposes of the Interpoint Profit Sharing Plan and the Interpoint Management Incentive Plan, Consultant will be deemed to remain an employee of Interpoint through October 31, 1996 and accordingly will remain entitled to participate in such plans for the fiscal year ended October 31, 1996.

4.       DIRECTION

         The Consultant's contact at ELDEC will be Arlan VanKoevering, President, to whom the Consultant will report and who will give the Consultant his general direction.

5.       ASSIGNMENT

         The rights and obligations of the Consultant under this Agreement are personal to the Consultant and may not be assigned or transferred to any other person, firm or corporation.

6.       CONFIDENTIALITY

         In the course of the performance of services for ELDEC, the Consultant may acquire proprietary information belonging to ELDEC. In recognition of the value of this information to ELDEC, the Consultant agrees to keep in strictest confidence all proprietary information relating to work performed under this Agreement or which the Consultant may acquire in connection with or as a result of this Agreement. The Consultant further agrees that during the term of this Agreement or any time thereafter, he will not disclose or communicate to anyone outside of ELDEC any information designated by ELDEC as proprietary, or which given the surrounding circumstances would normally be regarded as proprietary.

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7.       INDEPENDENT CONTRACTOR

         It is agreed that the Consultant is an independent contractor and not an agent, partner, employee or joint venturer of ELDEC. The Consultant shall not have the right or power to enter into any contracts or commitments on behalf of ELDEC.

8.       TAXES

         Consultant acknowledges that he is responsible for the payment of all self-employment, social security and other taxes arising out of the performance of services hereunder. Consultant agrees to indemnify and hold ELDEC harmless from any amounts ELDEC is obligated to pay for such taxes and penalties, if any.

9.       WORKER'S COMPENSATION

         If Consultant has no worker's compensation insurance, the Consultant hereby indemnifies ELDEC, its officers, directors, employees and agents and assigns from any and all claims, damages, costs, attorney fees and liabilities which in any way arise out of or are incurred in conjunction with work performed under this Agreement, and which could in any way have been covered under worker's compensation insurance.

10.      TERMINATION

         This Agreement may be terminated pursuant to the following:

         a.       Immediately on the death or incapacity of the Consultant; or

         b. By ELDEC, at any time, immediately upon written or verbal notice, if Consultant assigns this Agreement, or any right or obligation of this Agreement, without prior written consent from ELDEC.

         The obligations of the Consultant under Paragraph 6 above shall survive any expiration or termination of this Agreement. On termination, Consultant will return to ELDEC all written information, materials or files supplied to or created by Consultant at the expense of ELDEC.

11.      NOTICES

         Any notice required to be given hereunder shall be deemed to have been sufficiently given either when served personally or when sent by first class mail addressed to the parties at the address set forth in this Agreement.

12.      OTHER PROVISIONS

         This Agreement supersedes all prior oral and written agreements, if any, between the parties, and constitutes the entire agreement between the parties for the performance of the


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effort described in Paragraph 1 of this Agreement. This Agreement may not be amended except by a written instrument signed by both parties. This Agreement shall be construed in accordance with and governed by the laws of the State of Washington.

         IN WITNESS THEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.


                                             ELDEC CORPORATION


______________________________               _______________________________
Peter H. van Oppen                           Arlan VanKoevering
Consultant                                   President



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